UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ThredUp Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

88556E102

(CUSIP Number)

July 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88556E102

1.	Name of Reporting Person Fifth Street Station LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 907,878
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 907,878
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,878
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.2%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

1.	Name of Reporting Person Palouse Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Washington State

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 203,039
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 203,039

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,039
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.9%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

1.	Name of Reporting Person Palouse Investment LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 203,039
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 203,039

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,039
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.9%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

1.	Name of Reporting Person VC Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

Item 1(a)		Name of Issuer. ThredUp Inc. (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 969 Broadway, Suite 200 Oakland, CA 94607
Item 2(a)		Name of Person Filing.

Fifth Street Station LLC (“Fifth Street”)

Palouse Investment Management Inc. (“PIMI”)

Palouse Investment LLC (“Palouse LLC”)

VC Asset Management LLC (“VCAM” and, together with Fifth Street, PIMI, and Palouse LLC, the “Reporting Persons”)

Item 2(b)		Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is:
505 Fifth Avenue South Suite 900 Seattle, WA 98104

Item 2(c)		Citizenship.
Fifth Street: Delaware PIMI: Washington State Palouse LLC Delaware VCAM Delaware
Item 2(d)		Title of Class of Securities. Class A Common Stock, $0.0001 par value
Item 2(e)		CUSIP Number. 88556E102

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

CUSIP No. 88556E102

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:______________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement, the Reporting Persons beneficially owned an aggregate 1,110,917 shares of the Issuer’s Class A Common Stock, of which: (i) 907,878 shares were directly owned by Fifth Street; (ii) 203,039 shares were directly owned by Palouse LLC and indirectly owned by PIMI; and (iii) 0 shares were directly or indirectly beneficially owned by VCAM.

The following sets forth transactions that represent material changes to the Reporting Persons’ beneficial ownership of the Issuer’s securities from July 29, 2021, until December 31, 2021. All of the transactions listed below were open-market stock purchases, except as otherwise noted below in the table for VCAM:

Fifth Street

Transaction Date	Amount Purchased	Resulting Total
August 27, 2021	30,050	937,928
August 30, 2021	37,204	975,132
August 31, 2021	10,253	985,385
September 23, 2021	195,395	1,180,780
September 24, 2021	64,204	1,244,984
September 27, 2021	181,952	1,426,936
September 28, 2021	201,474	1,628,410
September 29, 2021	28,843	1,657,253
September 30, 2021	44,120	1,701,373
October 1, 2021	51,203	1,752,576

CUSIP No. 88556E102

Palouse LLC (Direct Acquisitions)

PIMI (Indirect Acquisitions)

Transaction Date	Amount Purchased	Resulting Total
August 27, 2021	6,641	209,680
August 30, 2021	8,222	217,902
August 31, 2021	2,266	220,168
September 23, 2021	38,848	259,016
September 24, 2021	12,296	271,312
September 27, 2021	34,848	306,160
September 28, 2021	38,587	344,747
September 29, 2021	5,524	350,271
September 30, 2021	12,830	363,101
October 1, 2021	11,240	374,341

VCAM

Transaction Date	Amount Acquired		Resulting Total
November 9, 2021	44,079	*	44,079
November 15, 2021	78,438	*	122,517

*Represents shares of the Issuer’s Class A Common Stock received through an in-kind distribution from a limited partnership investment.

PIMI is the sole member of Palouse LLC and, as such, PIMI exercised voting and dispositive power over securities directly and beneficially owned by Palouse LLC at any time during the 12-month period prior to December 31, 2021 (the “Reporting Period”). Voting and investment discretion for any securities directly and beneficially owned by Fifth Street during the Reporting Period was exercised by an investment committee comprised of five of Fifth Street’s officers. Pursuant to its organizational documents, voting and investment discretion for any securities directly and beneficially owned by VCAM during the Reporting Period was exercised by VCAM’s 5 managers.

PIMI, Palouse LLC, Fifth Street, and VCAM shared certain common officers or managers (as applicable) during the Reporting Period; however, each of: (i) Fifth Street; (ii) PIMI and Palouse (together, the “Palouse Parties”); and (iii) VCAM makes investment and voting decisions independent of the others. PIMI and Palouse may be deemed, as between each other, to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Reporting Persons may have been managed by certain common individuals as officers or managers during the Reporting Period, all of the Reporting Persons may further be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No. 88556E102

Notwithstanding, the Reporting Persons expressly disclaim existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, as between any of Fifth Street, VCAM, and the Palouse Parties.

The filing of this Statement shall not be construed as an admission that Fifth Street, VCAM, or the Palouse Parties is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any shares of the Issuer’s securities reported herein as beneficially owned by the others. Each Reporting Person expressly disclaims such beneficial ownership, except to the extent of its pecuniary interest therein, if any.

b.	Percent of Class:

As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement, the Reporting Persons were deemed to directly or indirectly beneficially own 5.2%, in the aggregate, of the Issuer’s outstanding Class A Common Stock. Of that amount, beneficial ownership was attributable as follows: (i) 4.2%, directly to Fifth Street; (ii) 1.0%, directly or indirectly (as applicable), to the Palouse Parties; and (iii) 0.0%, to VCAM.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 21,550,421 shares of the Issuer’s Class A Common Stock outstanding as of July 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2021, filed on Form 10-Q with the SEC on August 11, 2021.

As of December 31, 2021, the Reporting Persons were deemed to directly or indirectly beneficially own 4.3%, in the aggregate, of the Issuer’s outstanding Class A Common Stock, calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 52,241,001 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 9, 2021. Of that amount, beneficial ownership was attributable as follows: (i) 3.4%, directly to Fifth Street; (ii) 0.7%, directly or indirectly (as applicable), to the Palouse Parties; and (iii) 0.2%, directly to VCAM.

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement:

Fifth Street	907,878
PIMI	0
Palouse LLC	0
VCAM	0

      As of December 31, 2021:

Fifth Street	1,752,576
PIMI	0
Palouse LLC	0
VCAM	122,517

CUSIP No. 88556E102

ii.	Shared power to vote or to direct the vote:

      As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement:

Fifth Street	0
PIMI	203,039
Palouse LLC	203,039
VCAM	0

      As of December 31, 2021:

Fifth Street	0
PIMI	374,341
Palouse LLC	374,341
VCAM	0

iii.	Sole power to dispose or to direct the disposition of:

      As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement:

Fifth Street	907,878
PIMI	0
Palouse LLC	0
VCAM	0

      As of December 31, 2021:

Fifth Street	1,752,576
PIMI	0
Palouse LLC	0
VCAM	122,517

iv.	Shared power to dispose or to direct the disposition of:

      As of July 29, 2021, the date as of which the Reporting Persons were required to file this Statement:

Fifth Street	0
PIMI	203,039
Palouse LLC	203,039
VCAM	0

As of December 31, 2021:

Fifth Street	0
PIMI	374,341
Palouse LLC	374,341
VCAM	0

CUSIP No. 88556E102

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 88556E102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIFTH STREET STATION LLC			PALOUSE INVESTMENT MANAGEMENT INC.

By:	Cercano Management LLC		By:	Cercano Management LLC
Its:	Investment Manager		Its:	Investment Manager

	By:	/s/ Elizabeth Bernstein		By:	/s/ Elizabeth Bernstein
		Elizabeth Bernstein, Vice President			Elizabeth Bernstein, Vice President

Date: February 14, 2022			Date: February 14, 2022
VC ASSET MANAGEMENT LLC			PALOUSE INVESTMENT LLC

By:	Cercano Management LLC		By:	Cercano Management LLC
Its:	Investment Manager		Its:	Investment Manager

By:	/s/ Yongbai Choi	By:	/s/ Elizabeth Bernstein
	Yongbai Choi, Authorized Person		Elizabeth Bernstein, Vice President

Date: February 14, 2022		Date: February 14, 2022